Tandy Leather Factory, Inc.
1900 Southeast Loop 820
Fort Worth, Texas  76140

May 5, 2008

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Ms. Cathey Baker

Re:           Post−Effective Amendment No. 8 to Registration Statement on Form S−1
(Registration No. 333−134734), filed on April 7, 2008

Dear Ms. Baker:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Tandy Leather Factory, Inc. (the “Registrant”) hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant’s Post−Effective Amendment No.8 to its Registration Statement on Form S−1 (Registration No. 333−134734), filed on April 7, 2008 (the “Post−Effective Amendment”).

The Registrant is requesting the withdrawal of the Post−Effective Amendment because a date notation on the signature page of the Post-Effective Amendment was inadvertently excluded in the filing. The Registrant confirms that no securities have been sold pursuant to the Post-Effective Amendment.

Please contact the Registrant’s legal counsel, Douglas W. Clayton, should you have further questions regarding this request for withdrawal. Mr. Clayton may be reached at 817-877-2890. Thank you for your assistance in this matter.

Sincerely,

TANDY LEATHER FACTORY, INC.

/s/ Shannon L. Greene
Name: Shannon L. Greene
Title: Chief Financial Officer